Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave. NW

Washington, DC 20004-2541

www.morganlewis.com

December 4, 2023

Board of Directors

Lee Financial Mutual Fund, Inc.

3113 Olu Street

Honolulu, Hawaii 96816-1425

Board of Trustees

Bishop Street Funds

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Re:	Agreement and Plan of Reorganization, dated as of December 1, 2023 (the “Agreement”), by and among (i) Lee Financial Mutual Fund, Inc., a Maryland corporation (the “Target Company”), on behalf of its series, the Hawaii Municipal Fund (the “Target Fund”); (ii) Bishop Street Funds, a Massachusetts voluntary association (commonly known as a business trust) (the “Acquiring Trust”), on behalf of its series, the Hawaii Municipal Bond Fund (the “Acquiring Fund”); and (iii) solely for the purposes of Sections 4.3, 5.1(f), 9.2 and 11.1 of the Agreement, Lee Financial Group Hawaii, Inc.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the Assets (as defined in the Agreement) of the Target Fund to the Acquiring Fund in exchange solely for Acquiring Fund Shares (as defined in the Agreement) and the assumption of the Liabilities (as defined in the Agreement) of the Target Fund by the Acquiring Fund; (2) the distribution of Acquiring Fund Shares (including fractional shares, if any) to the shareholders of the Target Fund; and (3) followed immediately by the complete liquidation of the Target Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to the Target Fund and the Acquiring Fund, are referred to herein as the “Reorganization.”

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from the Acquiring Trust and the Target Company dated December 4, 2023 (collectively, the “Representation Letters”), (d) the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Documents”) and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

Board of Directors

Board of Trustees

December 4, 2023

For purposes of this opinion, we have assumed that the Target Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:

1.	The acquisition by the Acquiring Fund of all of the Assets (as defined in the Agreement) of the Target Fund, as provided for in the Agreement, solely in exchange for the Acquiring Fund Shares (including fractional shares, if any) and the assumption by the Acquiring Fund of the Liabilities (as defined in the Agreement) of the Target Fund, followed by the distribution by the Target Fund to its shareholders of such Acquiring Fund Shares (including fractional shares to which they may be entitled, if any) in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by the Target Fund upon the transfer of all of the Assets (as defined in the Agreement) to the Acquiring Fund in exchange solely for the Acquiring Fund Shares (including fractional shares, if any) and the assumption by the Acquiring Fund of the Liabilities (as defined in the Agreement) of the Target Fund pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Target Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.	No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of all of the Assets (as defined in the Agreement) of the Target Fund in exchange solely for the assumption of the Liabilities (as defined in the Agreement) of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

Board of Directors

Board of Trustees

December 4, 2023

4.	No gain or loss will be recognized by the Target Fund upon the distribution of its the Acquiring Fund Shares by the Target Fund to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

5.	The tax basis of the Assets (as defined in the Agreement) of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

6.	The holding periods of the Assets (as defined in the Agreement) of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

7.	No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

8.	The aggregate tax basis of Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.	The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held such Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein but is not binding on the Internal Revenue Service (“IRS”) or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the IRS as set forth in published revenue rulings and revenue procedures, present administrative positions of the IRS, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Board of Directors

Board of Trustees

December 4, 2023

Our opinion is conditioned upon the performance by the Acquiring Trust and the Target Company of their respective undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Acquiring Trust, on behalf of the Acquiring Fund, and to the Target Company, on behalf of the Target Fund, and may be relied upon only by the Acquiring Trust, the Target Company, Target Fund, Acquiring Fund and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus heading “Federal Income Tax Considerations.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP